Section 16(a) Beneficial Ownership Reporting Compliance

Directors and officers of the Fund and certain of its affiliates and beneficial owners of more than 10% of the Fund's common stock are required to file initial reports of ownership and reports of changes in ownership of the Fund's common stock pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended. The Fund has reviewed such reports received by it and written representations of such persons who are known by the Fund, and based solely upon such review, the Fund believes that during the year ended December 31, 2002 all filing requirements were met, though Messrs. O'Hara, Janke, and Rockwell each inadvertently filed late Form 4's. Mr. O'Hara was late in filing one report for three different transactions; Mr. Rockwell was late in filing two reports for seven different transactions; and Mr. Janke was late in filing three reports for three different transactions.